UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

Glory Star New Media Group Holdings Limited

(Name of the Issuer)

Glory Star New Media Group Holdings Limited

Cheers Inc.

GSMG Ltd.

Happy Starlight Limited

Bing Zhang

Enjoy Starlight Limited

Jia Lu

Shah Capital Management, Inc.

Shah Capital Opportunity Fund LP

Himanshu H. Shah

Wealth Starlight Limited

Ronghui Zhang

Wei Zhang

Rich Starlight Limited

Hui Lin

Renny Consulting Ltd

Lilly Starlight Limited

Hanying Li

Song Gao

Smart Best International Corporation

Peiyuan Qiu

Zhengjun Zhang

Nan Lu

Jianhua Wang

Ring & King Investment Co., Limited

Ailin Xin

Yuemintou Huiqiao No. 9 (Shenzhen) Investment Partnership (Limited Partnership)

Gortune Alternative Investment (Zhuhai Hengqin) Co., Ltd.

Gortune Investment Co., Ltd.

Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd.

Yunfang Zhou

iKing Way Limited

Ye Tian

Shanghai Linsi Enterprise Management Partnership (Limited Partnership)

Xiu Jin

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

Glory Star New Media Group Holdings Limited

G39973105

(CUSIP Number)

Glory Star New Media Group Holdings Limited

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road Jiuxianqiao, Chaoyang District, Beijing, 100016

People’s Republic of China

Tel: +86-10-87700500

Cheers Inc.

GSMG Ltd.

Happy Starlight Limited

Bing Zhang

Enjoy Starlight Limited

Jia Lu

c/o 22F, Block B, Xinhua Technology Building,
No. 8 Tuofangying South Road,
Jiuxianqiao, Chaoyang District, Beijing, 100016

People’s Republic of China

+86-138-1035-5988

Shah Capital Management, Inc. Shah Capital Opportunity Fund LP Himanshu H. Shah 8601 Six Forks Road, Ste. 630, Raleigh, NC 27615, the United States of America +1- 919-719-6360

Wealth Starlight Limited Ronghui Zhang Fuchengmen North Street, Xicheng District, Beijing, People’s Republic of China +86-10-65338800	Wei Zhang Tianshan Road, Changning District, Shanghai, People’s Republic of China +86-21-59176622	Rich Starlight Limited Hui Lin West Gumei Road, Shanghai, People’s Republic of China +86-13816505970

Renny Consulting Ltd Lilly Starlight Limited Hanying Li Luoshan Road, Pudong, Shanghai, People’s Republic of China +86-21-57527221	Song Gao Kaixuan Road, City Valley, Shahe West Road, Nanshan District, Shenzhen, People’s Republic of China +86-755-88318105	Smart Best International Corporation Peiyuan Qiu 95 queensway, Admiraly, Hong Kong + 852-21866208

Zhengjun Zhang Jinshuihe Road, Jinshui District, Zhengzhou, People’s Republic of China +86-371-63753968	Nan Lu No. 61 Nanjing East Road, Shanghai, People’s Republic of China +86-21-63326283	Jianhua Wang Shenwan 1st Road, Nanshan District, Shenzhen, People’s Republic of China +86-755-82789913

Ring & King Investment Co., Limited Ailin Xin Hongcao South Road, Xuhui District, Shanghai, People’s Republic of China +86-21-52303085

Yuemintou Huiqiao No. 9 (Shenzhen) Investment Partnership (Limited Partnership)

Gortune Alternative Investment (Zhuhai Hengqin) Co., Ltd.

5201, Building 1, Century Center of Excellence, Southeast of the junction of Fuhua Road 3 and Jintian Road, Fushan Community, Futian Street, Futian District, Shenzhen,

People’s Republic of China

Gortune Investment Co., Ltd.

58-59/F, Bank of Guangzhou Tower, No.30 Zhujiang East Road, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China

0755-82577916-668

Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd. Yunfang Zhou 11/F, Building 1, No.4 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China + 86-10-65546000

iKing Way Limited Ye Tian Room 2402, 24/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong +852-25980707

Shanghai Linsi Enterprise Management Partnership (Limited Partnership)

Xiu Jin

Building 11, Lane 1333, Jiangnan Avenue, Changxing Town, Chongming District, Shanghai, People’s Republic of China

+86-21-37601717

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephanie Tang, Esq. Hogan Lovells 11th Floor, One Pacific Place 88 Queensway, Admiralty Hong Kong Tel: +852-2219-0888	Frank Sun, Esq. Benjamin Su, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Telephone: +852 2912-2500

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)	Glory Star New Media Group Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.0001 per share (each, a “Share”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)	Cheers Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”);

(c)	GSMG Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”);

(d)	Mr. Bing Zhang, a citizen of the People’s Republic of China (“PRC”), the founder, chairman of the board of directors of the Company (the “Board”) and chief executive officer of the Company (the “Chairman”);

(e)	Happy Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by the Chairman (“HSL”);

(f)	Mr. Jia Lu, a PRC citizen and a director and senior vice president of the Company;

(g)	Enjoy Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Mr. Jia Lu (“ESL”);

(h)	Mr. Himanshu H. Shah, a citizen of the United States of America and the president and chief investment officer of Shah Capital Management, Inc. (“Mr. Shah”);

(i)	Shah Capital Management, Inc., a North Carolina corporation which serves as the investment adviser to Shah Capital Opportunity Fund LP (“Shah Capital”);

(j)	Shah Capital Opportunity Fund LP, a Delaware limited partnership (“Shah Opportunity”);

(k)	Mr. Ronghui Zhang, a PRC citizen and the director of Wealth Starlight Limited;

(l)	Wealth Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Mr. Ronghui Zhang (“WSL”);

(m)	Mr. Wei Zhang, a PRC citizen who is a private investor;

(n)	Mr. Hui Lin, a PRC citizen and the director of Rich Starlight Limited;

(o)	Rich Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Mr. Hui Lin (“RSL”);

(p)	Ms. Hanying Li, a PRC citizen and the director of Renny Consulting Ltd and Lilly Starlight Limited;

(q)	Renny Consulting Ltd, a company organized under the laws of the British Virgin Islands wholly owned by Ms. Hanying Li (“Renny Consulting”);

(r)	Lilly Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Ms. Hanying Li (“LSL”);

(s)	Mr. Song Gao, a PRC citizen who is a private investor;

(t)	Mr. Peiyuan Qiu, a Canadian citizen and the director of Smart Best International Corporation;

(u)	Smart Best International Corporation, a British Virgin Islands company wholly owned by Mr. Peiyuan Qiu (“Smart Best”);

(v)	Mr. Zhengjun Zhang, a PRC citizen who is a private investor;

(w)	Mr. Nan Lu, a citizen of Hong Kong Special Administrative Region of the PRC who is a private investor;

(x)	Mr. Jianhua Wang, a PRC citizen who is a private investor;

(y)	Ms. Ailin Xin, a PRC citizen and the director of Ring & King Investment Co., Limited;

(z)	Ring & King Investment Co., Limited, a company organized under the laws of the British Virgin Islands wholly owned by Ms. Ailin Xin (“Ring & King”);

(aa)	Gortune Investment Co., Ltd.( 广东民营投资股份有限公司), a PRC joint stock company (“Gortune”);

(bb)	Gortune Alternative Investment (Zhuhai Hengqin) Co., Ltd. (粤民投另类投资（珠海横琴）有限公司), a PRC limited liability company controlled by Gortune (“Gortune GP”);

(cc)	Yuemintou Huiqiao No. 9 (Shenzhen) Investment Partnership (Limited Partnership) (粤民投慧桥玖号（深圳）投资合伙企业（有限合伙）), a PRC limited liability parternship (“Gortune SPV”);

(dd)	Mr. Yunfang Zhou, a PRC citizen and the executive director and general manager of Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd.;

(ee)	Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd.（中晟鼎新投资基金管理（北京）有限公司）, a PRC limited liability company wholly owned by Mr. Yunfang Zhou (“Zhongsheng Dingxin”);

(ff)	Mr. Ye Tian, a PRC citizen and the director of iKing Way Limited;

(gg)	iKing Way Limited, a company organized under the laws of the Cayman Islands wholly owned by Mr. Ye Tian (“iKing Way”);

(hh)	Mr. Xiu Jin, a PRC citizen and the general manager of Shanghai Linsi Enterprise Management Partnership (Limited Partnership); and

(ii)	Shanghai Linsi Enterprise Management Partnership (Limited Partnership)（上海麟思企业管理合伙企业（有限合伙）), a PRC limited liability partnership (“Shanghai Linsi”).

Filing persons (d) through (z) are collectively referred to as the “Rollover Shareholders”. Filing persons (cc), (ee), (gg) and  (ii) are collectively referred to as the “Sponsors”. Filing Persons (b) through (ii) are collectively referred to herein as the “Buyer Group”.

On July 11, 2022, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Cayman Islands Companies Act (As Revised) (the “CICA”), with the Company continuing as the surviving company (the “Surviving Company”) after the Merger as a wholly-owned subsidiary of Parent. Parent is currently a wholly-owned subsidiary of HSL. Merger Sub is currently wholly-owned by the Parent.

Under the terms of the Merger Agreement, if the Merger is completed, at the effective time of the Merger (the “Effective Time”), each Share, issued and outstanding immediately prior to the Effective Time, other than (a) Shares beneficially owned by the Rollover Shareholders (the “Rollover Shares”), (b) Shares owned by Parent, Merger Sub, the Company (as treasury, if any) or any of their respective subsidiaries immediately prior to the Effective Time (Shares described under (a) and (b) above are collectively referred to as the “Excluded Shares”), (c) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares”), will be cancelled in exchange for the right to receive $1.55 in cash per Share without interest and net of any applicable withholding taxes. The Rollover Shares will be contributed to Parent in exchange for newly issued shares of Parent at or immediately prior to the Effective Time, which Rollover Shares shall subsequently be cancelled for no consideration in accordance with the Merger Agreement immediately prior to the Effective Time. The Excluded Shares other than Rollover Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the CICA.

Each Public Warrant (as such term is defined in the Warrant Agreement as defined below) that is issued and outstanding immediately prior to the Effective Time shall become a warrant of the Surviving Company pursuant to the terms of the Warrant Agreement, dated as of August 15, 2018, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”).

Each Private Warrant (as such term is defined in the Warrant Agreement) that is issued and outstanding immediately prior to the Effective Time shall become a warrant of the Surviving Company pursuant to the terms of the Warrant Agreement.

Each ordinary share purchase warrant, each entitling the holder thereof to purchase one ordinary share of the Company at an exercise price of $4.10 per whole share (each a “Follow-on Offering Warrant”), that is issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be cancelled for no consideration pursuant to Section 3(d)(i) of the Follow-on Offering Warrant.

In addition, at or immediately prior to the Effective Time, the Company shall terminate its 2019 Equity Incentive Plan and any relevant award agreements entered into under such plan.

In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, must be authorized and approved by a special resolution (as defined in the CICA) by the affirmative vote of shareholders representing at least two-thirds of the voting power of the issued and outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders or an adjournment thereof in accordance with the CICA and the current effective memorandum and articles of the Company. However, the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, are not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares unaffiliated with the Buyer Group.

As of the date of this proxy statement, the Rollover Shareholders beneficially own approximately 72.8% of the total issued and outstanding Shares. Pursuant to the terms of the Support Agreements between HSL and each of Jia Lu, ESL, Shah Opportunity, Ronghui Zhang, WSL, Wei Zhang, Hui Lin, Hanying Li, LSL, Song Gao, Peiyuan Qiu, Zhengjun Zhang, Nan Lu, Jianhua Wang and Ailin Xin dated as of April 22, 2022 and the Voting Proxies between Parent and each of Jia Lu, ESL, Shah Opportunity, Ronghui Zhang, WSL, Wei Zhang, Hui Lin, RSL, Hanying Li, LSL, Renny Consulting, Song Gao, Peiyuan Qiu, Smart Best, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King dated as of July 11, 2022, the Rollover Shares held by the Rollover Shareholders who are parties to the Support Agreements and Voting Proxies will be voted in favor of the authorization and approval of the Merger Agreement, the plan of merger with respect to the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger, at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement”, a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached to the proxy statement as Annex A and are incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“The Extraordinary General Meeting—Record Date; Shares Entitled to Vote”

●	“The Extraordinary General Meeting—Shareholders Entitled to Vote; Voting Materials”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Market Price of the Shares, Dividends and Other Matters—Market Price of the Shares”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Market Price of the Shares, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Transactions in the Shares—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Transactions in the Shares”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. Glory Star New Media Group Holdings Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Parties Involved in the Merger”

●	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Parties Involved in the Merger”

●	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Parties Involved in the Merger”

●	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms — Tender Offers. Not applicable.

(a)-(2)	Material Terms — Merger or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors”

●	“The Extraordinary General Meeting”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

●	“Annex B—Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

●	“Annex B—Plan of Merger”

(d)	Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet— Appraisal Rights”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Appraisal Rights”

●	“Annex C— Cayman Islands Companies Act (2022 Revision), as Consolidated and Revised —Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Special Factors—Related Party Transactions”

●	“Transactions in the Shares”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

●	“Annex B—Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of the Merger”

●	“Special Factors—Plans for the Company after the Merger”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

●	“Annex B—Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Plans for the Company after the Merger”

●	“Summary Term Sheet—Support Agreement and Voting Proxy”

●	“Summary Term Sheet—Financing of the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Plans for the Company after the Merger”

●	“Special Factors—Financing of the Merger”

●	“Special Factors—Support Agreements”

●	“Special Factors—Voting Proxies”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

●	“The Merger Agreement and Plan of Merger”

●	“Transactions in the Shares”

●	“Annex A—Agreement and Plan of Merger”

●	“Annex B—Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Purposes and Effects of the Merger”

●	“Summary Term Sheet—Plans for the Company after the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

●	“Special Factors—Effect of the Merger on the Company”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

●	“Annex B—Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Merger”

●	“Summary Term Sheet—Purposes and Effects of the Merger”

●	“Summary Term Sheet—Plans for the Company after the Merger”

●	“Summary Term Sheet—Financing of the Merger”

●	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

●	“Special Factors—Effect of the Merger on the Company”

●	“Special Factors—Plans for the Company after the Merger”

●	“Special Factors—Financing”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

●	“Annex B—Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Purposes and Effects of the Merger”

●	“Summary Term Sheet—Plans for the Company after the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

●	“Special Factors—Alternatives to the Merger”

●	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Purposes and Effects of the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

●	“Special Factors—Effect of the Merger on the Company”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Purposes and Effects of the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Effect of the Merger on the Company”

●	“Special Factors—Plans for the Company after the Merger”

●	“Special Factors—Effects on the Company if the Merger is not Completed”

●	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Special Factors—Material U.S. Federal Income Tax Consequences”

●	“Special Factors—Material PRC Income Tax Consequences”

●	“Special Factors—Material Cayman Islands Tax Consequences”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

●	“Annex B—Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

●	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

●	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”

●	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

●	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

●	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Annex B—Opinion of The Benchmark Company, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of The Benchmark Company, LLC as Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of The Benchmark Company, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of The Benchmark Company, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Financing of the Merger”

●	“Special Factors—Financing”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

●	“Annex B—Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Financing of the Merger”

●	“Special Factors—Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet— Fees and Expenses”

●	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet—Financing of the Merger”

●	“Special Factors—Financing”

●	“The Merger Agreement and Plan of Merger—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Transactions in the Shares”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

●	“Summary Term Sheet—Support Agreement”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors—Support Agreement”

●	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

●	“The Extraordinary General Meeting—Vote Required”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

●	“Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger”

●	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

●	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited consolidated financial statements of the Company for the two years ended December 31, 2020 and December 31, 2021 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2021, filed on March 8, 2022 (see page F-1 and following pages). The selected balance sheet information of the Company as of December 31, 2020 and December 31, 2021 is incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2021, filed on March 8, 2022 (see page F-1 and following pages). The unaudited financial statements of the Company for the six months ended June 30, 2021 and 2022 are incorporated herein by reference to the Company's earnings release for the first half of 2022 furnished on Form 6-K on July 22, 2022.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Financial Information”

●	“Where You Can Find More Information”

●	Exhibit (a)-(5) (“Annual Report on Form 20-F for the year ended December 31, 2021 of the Company”)

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Parties Involved in the Merger”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)	Information Required by Item 402(t)(2) and (3). Not applicable.

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated _______, 2022 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(4)	Press Release issued by the Company, dated July 11, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 11, 2022.

(a)-(5)	Annual Report on Form 20-F for the year ended December 31, 2021 of the Company, filed with the SEC on March 8, 2022 and incorporated herein by reference.

(a)-(6)	Current Report on Form 6-K with respect to the unaudited financial statements of the Company for the six months ended June 30, 2021 and 2022, furnished with the SEC on July 22, 2022 and incorporated herein by reference.

(b)-(1)	Form of Limited Guarantee by and between each Sponsor and the Company dated July 11, 2022, incorporated herein by reference to Exhibit 99.2 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on July 12, 2022.

(b)-(2)	Form of Equity Commitment Letter by and between each Sponsor and Parent dated July 11, 2022, incorporated herein by reference to Exhibit 99.3 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on July 12, 2022.

(c)-(1)	Opinion of The Benchmark Company, LLC, dated July 11, 2022, incorporated herein by reference to Annex C to the proxy statement.

(c)-(2)	Discussion materials prepared by The Benchmark Company, LLC for discussion with the Special Committee, dated July 11, 2022.

(d)-(1)	Agreement and Plan of Merger, dated as of July 11, 2022, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Support Agreement by and between HSL and Shah Opportunity, dated April 22, 2022, incorporated herein by reference to Exhibit 2 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on April 22, 2022.

(d)-(3)	English Translation of the Form of Support Agreement by and among HSL and each of Jia Lu, ESL, Ronghui Zhang, WSL, Wei Zhang, Hui Lin, Hanying Li, LSL, Song Gao, Peiyuan Qiu, Zhengjun Zhang, Nan Lu, Jianhua Wang and Ailin Xin, dated April 22, 2022, incorporated herein by reference to Exhibit 1 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on April 22, 2022.

(d)-(4)	Form of Voting Proxy by and among Parent and each of Jia Lu, ESL, Shah Opportunity, Ronghui Zhang, WSL, Wei Zhang, Hui Lin, RSL, Hanying Li, LSL, Renny Consulting, Song Gao, Peiyuan Qiu, Smart Best, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King, dated July 11, 2022, incorporated herein by reference to Exhibit 99.4 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on July 12, 2022.

(d)-(5)	Interim Investors Agreement by and among HSL, each of the Sponsors, Parent and Merger Sub, dated July 11, 2022, incorporated herein by reference to Exhibit 99.5 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on July 12, 2022.

(f)-(1)	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)	Cayman Islands Companies Act, as Consolidated and Revised — Section 238, incorporated herein by reference to Annex D to the proxy statement.

(g)	Not applicable.

107	Filing Fee Table

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2022

Glory Star New Media Group Holdings Limited

By:	/s/ Ke Chen
	Name:	Ke Chen
	Title:	Chairman of the Special Committee

Cheers Inc.

By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Director

GSMG Ltd.

By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Director

Bing Zhang

By:	/s/ Bing Zhang
	Name:	Bing Zhang, an individual

Happy Starlight Limited

By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Director

Jia Lu

By:	/s/ Jia Lu
	Name:	Jia Lu, an individual

Enjoy Starlight Limited

By:	/s/ Jia Lu
	Name:	Jia Lu
	Title:	Authorized Signatory

Himanshu H. Shah

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah

Shah Capital Opportunity Fund LP

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Authorized Signatory

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Authorized Signatory

Ronghui Zhang

By:	/s/ Ronghui Zhang
	Name:	Ronghui Zhang, an individual

Wealth Starlight Limited

By:	/s/ Ronghui Zhang
	Name:	Ronghui Zhang
	Title:	Authorized Signatory

Wei Zhang

By:	/s/ Wei Zhang
	Name:	Wei Zhang, an individual

Hui Lin

By:	/s/ Hui Lin
	Name:	Hui Lin, an individual

Rich Starlight Limited

By:	/s/ Hui Lin
	Name:	Hui Lin
	Title:	Authorized Signatory

Hanying Li

By:	/s/ Hanying Li
	Name:	Hanying Li, an individual

Lilly Starlight Limited

By:	/s/ Hanying Li
	Name:	Hanying Li
	Title:	Authorized Signatory

Renny Consulting Ltd

By:	/s/ Hanying Li
	Name:	Hanying Li
	Title:	Authorized Signatory

Song Gao

By:	/s/ Song Gao
	Name:	Song Gao, an individual

Peiyuan Qiu

By:	/s/ Peiyuan Qiu
	Name:	Peiyuan Qiu, an individual

Smart Best International Corporation

By:	/s/ Peiyuan Qiu
	Name:	Peiyuan Qiu
	Title:	Authorized Signatory

Zhengjun Zhang

By:	/s/ Zhengjun Zhang
	Name:	Zhengjun Zhang, an individual

Nan Lu

By:	/s/ Nan Lu
	Name:	Nan Lu, an individual

Jianhua Wang

By:	/s/ Jianhua Wang
	Name:	Jianhua Wang, an individual

Ailin Xin

By:	/s/ Ailin Xin
	Name:	Ailin Xin, an individual

Ring & King Investment Co., Limited

By:	/s/ Ailin Xin
	Name:	Ailin Xin
	Title:	Authorized Signatory

Yuemintou Huiqiao No. 9 (Shenzhen) Investment Partnership (Limited Partnership)

By:	/s/ (company seal was affixed)
	Name:	Yingyue Shi
	Title:	Executive officer

Gortune Investment Co., Ltd.

By:	/s/ (company seal was affixed)
	Name:	Junying Ye
	Title:	Director

Gortune Alternative Investment (Zhuhai Hengqin) Co., Ltd.

By:	/s/ (company seal was affixed)
	Name:	Quan Wang
	Title:	Director

Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd.

By:	/s/ Yunfang Zhou (company seal was affixed)
	Name:	Yunfang Zhou
	Title:	Authorized Signatory

Yunfang Zhou

By:	/s/ Yunfang Zhou
	Name:	Yunfang Zhou, an individual

iKing Way Limited

By:	/s/ Ye Tian
	Name:	Ye Tian
	Title:	Authorized Signatory

Ye Tian

By:	/s/ Ye Tian
	Name:	Ye Tian, an individual

Shanghai Linsi Enterprise Management Partnership (Limited Partnership)

By:	/s/ Xiu Jin (company seal was affixed)
	Name:	Xiu Jin
	Title:	Authorized Signatory

Xiu Jin

By:	/s/ Xiu Jin
	Name:	Xiu Jin, an individual

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated _______, 2022 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(4)	Press Release issued by the Company, dated July 11, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 11, 2022.

(a)-(5)	Annual Report on Form 20-F for the year ended December 31, 2021 of the Company, filed with the SEC on March 8, 2022 and incorporated herein by reference.

(a)-(6)	Current Report on Form 6-K with respect to the unaudited financial statements of the Company for the six months ended June 30, 2021 and 2022, furnished with the SEC on July 22, 2022 and incorporated herein by reference.

(b)-(1)	Form of Limited Guarantee by and between each Sponsor and the Company dated July 11, 2022, incorporated herein by reference to Exhibit 99.2 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on July 12, 2022.

(b)-(2)	Form of Equity Commitment Letter by and between each Sponsor and Parent dated July 11, 2022, incorporated herein by reference to Exhibit 99.3 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on July 12, 2022.

(c)-(1)	Opinion of The Benchmark Company, LLC, dated July 11, 2022, incorporated herein by reference to Annex C to the proxy statement.

(c)-(2)	Discussion materials prepared by The Benchmark Company, LLC for discussion with the Special Committee, dated July 11, 2022.

(d)-(1)	Agreement and Plan of Merger, dated as of July 11, 2022, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Support Agreement by and between HSL and Shah Opportunity, dated April 22, 2022, incorporated herein by reference to Exhibit 2 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on April 22, 2022.

(d)-(3)	English Translation of the Form of Support Agreement by and among HSL and each of Jia Lu, ESL, Ronghui Zhang, WSL, Wei Zhang, Hui Lin, Hanying Li, LSL, Song Gao, Peiyuan Qiu, Zhengjun Zhang, Nan Lu, Jianhua Wang and Ailin Xin, dated April 22, 2022, incorporated herein by reference to Exhibit 1 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on April 22, 2022.

(d)-(4)	Form of Voting Proxy by and among Parent and each of Jia Lu, ESL, Shah Opportunity, Ronghui Zhang, WSL, Wei Zhang, Hui Lin, RSL, Hanying Li, LSL, Renny Consulting, Song Gao, Peiyuan Qiu, Smart Best, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King, dated July 11, 2022, incorporated herein by reference to Exhibit 99.4 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on July 12, 2022.

(d)-(5)	Interim Investors Agreement by and among HSL, each of the Sponsors, Parent and Merger Sub, dated July 11, 2022, incorporated herein by reference to Exhibit 99.5 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on July 12, 2022.

(f)-(1)	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)	Cayman Islands Companies Act, as Consolidated and Revised — Section 238, incorporated herein by reference to Annex D to the proxy statement.

(g)	Not applicable.

107	Filing Fee Table